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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of May, 2004                      Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________      No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


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This report on Form 6-K, dated May 17, 2004, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (333-13766), filed with the Securities and Exchange Commission in July 2001 and
Exhibit 2 (management proxy circular dated May 10, 2004 (excluding the sections entitled "Composition of the Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance")), Exhibit 6 (notice of change of auditor dated May 5, 2004), Exhibit 7 (reply of former auditor dated May 10, 2004) and Exhibit 8 (reply of successor auditor dated May 6, 2004) hereto are specifically incorporated by reference into North American Palladium Ltd.'s registration statement on Form F-10 (333-114261), which was originally filed with the Securities and Exchange Commission on April 7, 2004.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NORTH AMERICAN PALLADIUM LTD.

Date:  May 18, 2004                       By:     /s/Mary Batoff
     ----------------------------            ----------------------------------
                                                     Mary Batoff

                                          Title: Secretary







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                                  EXHIBIT INDEX


Exhibit                             Description of Exhibit
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1        Notice of shareholder meeting dated May 10, 2004
2        Management proxy circular dated May 10, 2004
3        Form of Proxy
4        Confirmation of mailing of proxy material
5 Confirmation dated May 10, 2004, of review of notice of change of auditor, former auditor reply and successor auditor reply
6        Notice of change of auditor dated May 5, 2004
7        Reply of former auditor dated May 10, 2004
8        Reply of successor auditor dated May 6, 2004